David Segre	VIA EDGAR AND OVERNIGHT COURIER
+ 1 650 843 5335
dsegre@cooley.com
April 3, 2019
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Ryan Rohn, Staff Accountant

RE:	PagerDuty, Inc.
Registration Statement on Form S-1
File No. 333-230323
Ladies and Gentlemen:
On behalf of PagerDuty, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-230323), initially filed with the Commission on March 15, 2019, as amended (the “Registration Statement”). We are providing this letter to supplement the Company’s response (the “Prior Response Letter”) to prior comment number 3 from the Staff received by letter dated March 6, 2019, which sets forth the stock options granted by the Company in the nine months ended October 31, 2018 and all stock option granted subsequent to such date (as of March 11, 2019), along with the fair value of the underlying shares of common stock used to value such awards at the grant date.
IPO Price Range
The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $19.00 to $21.00 per share (the “IPO Price Range”) for its IPO. As is typical in IPOs, the IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial public offerings and input received from the lead underwriters, including discussions that took place during a meeting of the Company’s board of directors (the “Board”) late March 2019 that included representatives of the underwriters. In determining the IPO Price Range, the underwriters focused on a number of valuation methodologies to triangulate the valuation, including relevant trading multiples.

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April 3, 2019 Page Two

Historical Fair Value Determination and Methodology
As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of stock options. The Prior Response Letter sets forth a summary of equity awards from February 1, 2018 through March 11, 2019. An updated summary of equity awards is set forth below for the Staff’s reference.

Event	Event Date	Number of Awards	Exercise Price	Common Stock Fair Value Per Share for Financial Reporting
Option grants	2/26/2018	432,800	$5.87	$7.17
Option grants	3/5/2018	465,780	$5.87	$7.20
Option grants	3/30/2018	157,800	$5.87	$7.30
Option grants	4/2/2018	234,500	$5.87	$7.31
Option grants	4/9/2018	416,700	$5.87	$7.34
Third-Party Valuation	4/30/2018	—	—	$7.43
Option grants	6/27/2018	301,625	$7.43	$9.52
Warrant issued to Tides Foundation	6/29/2018	648,092(1)	$0.01	$9.59
Option grants	7/3/2018	190,120	$7.43	$9.74
Option grants	7/10/2018	1,030,000	$7.43	$9.99
Option grants	7/11/2018	120,000	$7.43	$10.02
Option grants	7/18/2018	79,100	$7.43	$10.28
Third-Party Valuation	8/24/2018	—	—	$11.61
Option grants	9/27/2018	33,000	$11.61	$12.01
Option grants	10/16/2018	521,150	$11.61	$12.23
Option grants	10/23/2018	244,306	$11.61	$12.32
Third-Party Valuation	10/31/2018	—	—	$12.41
Option grants	1/15/2019	460,610	$12.41	$14.15
Third-Party Valuation	1/31/2019	—	—	$14.52
Option grants	3/8/2019	3,041,000	$14.52
Option grants	3/12/2019	121,430	$14.52
Option grants	3/13/2019	168,881	$14.52
Option grants	4/1/2019	351,510	$20.00(2)

(1)
The Company issued warrants to Tides Foundation on June 29, 2018 to purchase 648,092 shares of common stock at an exercise price of $0.01 as part of the Pledge 1% initiative. As disclosed in footnote 5 of the Amended DRS, the Company recognized $6.2 million of expense in the third quarter of fiscal 2019 related to the grant.

(2)	The midpoint of the IPO Price Range.

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April 3, 2019 Page Three

The Company respectfully refers the Staff to the Prior Response Letter for a discussion of the determination of the fair value of the Company’s common stock, including the discussion therein regarding the use by the Board of periodic independent third-party valuations in determining the fair value of the Company’s common stock on the relevant grant dates and the Company’s use of such determinations by the Board to estimate the fair value of its common stock for purposes of measuring compensation expense associated with stock option grants.
Determination of IPO Price Range
The IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.
The Company believes the following factors explain the difference between the fair value of the Company’s common stock in the third-party valuation report valuing the Company’s common stock at $14.52 per share as of January 31, 2019 (the “January 2019 Valuation Report”) and the IPO Price Range.

•
The IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. This illiquidity also accounts for a substantial difference between the estimated fair values for the grants described above and the IPO Price Range.

•
The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock that aggregate approximately $173.3 million. The IPO Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation, which is reflected in the IPO Price Range.

•
Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity.

•	Recent performance of initial public offerings generally, including several issuers in the Company’s industry.

•	The general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies.

•
A number of technology companies have either completed or made public filings for their initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

The Company supplementally advises the Staff that the group of comparable companies used in the January 2019 Valuation Report and in determining the IPO Price Range, each included mongoDB, twilio, Atlassian, smartsheet, servicenow, Everbridge, PluralSight, splunk, New Relic, zuora and elastic. For the period from December 31, 2018 through March 29, 2019, these companies experienced a market capitalization weighted

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April 3, 2019 Page Four

index increase of approximately 35%, with a mean increase of 34% (excluding index) and median increase of 32% (excluding index), which contributed to the increase in the Company’s valuation. Given the proximity to the Company’s IPO and the Company’s own growth rate, these additional companies provided highly relevant comparisons to the Company for purposes of determining the IPO Price Range.
Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *
Please contact me at (650) 843-5335 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ David J. Segre

David J. Segre

cc:	Howard Wilson, PagerDuty, Inc.
Stacey A. Giamalis, PagerDuty, Inc.
Sirena Roberts, PagerDuty, Inc.
Jon C. Avina, Cooley LLP
Calise Y. Cheng, Cooley LLP
David R. Ambler, Cooley LLP
Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com